Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

EPR Properties:

We consent to the use of our report dated February 28, 2019, with respect to the consolidated balance sheets of EPR Properties and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedules II and III, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri

June 3, 2019